Via Facsimile and U.S. Mail
Mail Stop 6010

April 13, 2009

James M. Cornelius
Chief Executive Officer
345 Park Avenue
New York, New York 10154

Re: **Bristol-Myers Squibb Company**
        Form 10-K for the Year Ended December 31, 2008
        Filed February 20, 2009
        File No. 001-01136

Dear Mr. Cornelius:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 1. Business, page 2

1. Please file all your material agreements as exhibits to your Form 10-K. For example, you appear to be substantially dependent on sales of Plavix and Abilify.

2. We note that you and Imclone amended the terms of your agreement for the codevelopment and copromotion of Erbitux in North America to expand your investment by up to several hundred million dollars. Additionally, we note your statement that development costs up to a threshold will be your sole

responsibility. It appears that this may be a material obligation. Please quantify your obligation under the agreement and file the agreement as an exhibit or provide us with an analysis supporting your determination that it is not material.

Definitive Proxy Statement filed March 23, 2009

Executive Compensation, page 20

Performance Management System, page 25

3. We note your discussion concerning the key performance results and objectives for each of the named executive officers considered by the compensation committee in making its awards for fiscal year 2008, including the statement that performance was measured against preset financial and operational objectives. Additionally, we note the discussion of each officer's achievements during the year. Please revise your discussion to identify the preset financial and operational objectives, rather than just the achievements. To the extent that the objectives were quantified and/or included specific goals, the discussion should also be quantified and include a similar level of detail. For example,

   a. The discussion of James Cornelius' performance states that you are on track to achieve your cost savings targets. What were your cost savings targets for the year?

   b. The discussion of Lamberto Andreotti's performance states that he delivered strong worldwide savings growth on several products. Were there specific growth targets set or was the goal just to increase sales of these products?

   c. The discussion of Anthony Hooper's performance states that he demonstrated proficiency at developing robust operational strategies. Was there a more specific goal related to this achievement?

   Your discussion should identify the specific goals and targets and disclose which goals were met and which were not, so a reader has a better understanding of the Committee's reasons for its compensation awards.

*   *   *   *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provide any requested

James M. Cornelius
Bristol-Myers Squibb Company
April 13, 2009
Page 3

information. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Laura Crotty, Staff Attorney, at (202) 551-3575, Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 or myself at (202) 551-3715 if you have questions regarding the processing of your response as well as any questions regarding comments and related matters.

Sincerely,

Jeff Riedler
Assistant Director